

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2018

Michael J. Foster, Esq.
Senior Vice President and General Counsel
LSB Industries, Inc.
3503 NW 63rd Street, Suite 500
Oklahoma City, OK 73116

> **Re: LSB Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 2, 2018**
> **File No. 333-228139**

Dear Michael J. Foster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction